SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Announces First Quarter 2016 Results

Monterrey, Mexico, April 28, 2016 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the first quarter of 2016.

•	Since the acquisition of its first drugstore chain in May of 2013, FEMSA Comercio has consolidated the results of its drugstore operations. Given the growing importance and significant potential of this segment, already representing more than ten percent of FEMSA consolidated revenues, and in a permanent effort to refine our disclosure to better communicate our performance, we are making incremental changes to the way we present FEMSA Comercio’s results. As of the first quarter of 2016, FEMSA Comercio’s results are split into three divisions: Fuel, referring only to that business, Health, which includes all our drugstore and related operations, and Retail, encompassing OXXO and all other operations of FEMSA Comercio. This is also consistent with how senior management and decision makers look at operating and financial information. Therefore, the Retail Division’s first quarter 2016 results exclude any contribution from the Health or Fuel Divisions.

First Quarter 2016 Highlights:

•	FEMSA consolidated total revenues and income from operations grew 31.7% and 16.4% compared to the first quarter of 2015, driven by solid growth across segments, and reflecting the integration of Socofar into FEMSA Comercio’s Health Division. On an organic basis[1] total revenues and income from operations increased 12.0% and 12.2%, respectively.

•	FEMSA Comercio – Retail Division total revenues grew 15.6% and income from operations increased 27.8%, each as compared to the first quarter of 2015, reflecting new store openings and robust 8.8% growth in same-store sales for OXXO.

•	FEMSA Comercio – Health Division total revenues amounted to Ps. 9.512 billion compared to Ps. 988 million in the first quarter of 2015 and income from operations increased from Ps. 42 million in the first quarter of 2015 to Ps. 249 million in the same period of 2016, reflecting the integration of Socofar and Farmacon.

•	FEMSA Comercio – Fuel Division total revenues amounted to Ps. 6.078 billion compared to Ps. 1.659 billion in the one-month period of March 2015; income from operations amounted to Ps. 29 million compared to Ps. 30 million in the one-month period of March 2015.

•	Coca-Cola FEMSA total revenues increased 7.9% and income from operations grew 9.0% compared to the first quarter of 2015, reflecting volume growth in Mexico and a solid average price per unit case increase in most of the territories, despite adverse foreign exchange pressures across key markets.

[1]	Excludes non-comparable results from operations at FEMSA Comercio for the last twelve months.

Carlos Salazar Lomelín, FEMSA’s CEO, commented: “We started the year on a solid note. FEMSA Comercio as a whole, including its three divisions and recently acquired operations, increased its revenues by 58.8 percent versus the first quarter of last year, and we are investing and adding talent to enable further growth. At its Retail Division, we continued to see strong comparable growth and profitability gains at OXXO, supported by our in-store initiatives and execution as well as by a robust macroeconomic backdrop in Mexico, while taking advantage of positive calendar shifts around the Easter holidays and the leap year. Our drugstore operations, now presented separately as the Health Division, include the results of Socofar and are also performing strongly, while allowing us to grow our store base and to invest in the integration of a single operating platform in Mexico. For its part, the Fuel Division is facing some temporary headwinds driven by a national price reduction and by our sustained rapid expansion strategy, both of which put short-term pressure on margins, but as we increase our scale over time we should be in a position to drive profits. At Coca-Cola FEMSA we achieved robust revenue growth in Mexico as well as market share and profitability gains in several key markets, even in the face of sustained macroeconomic and foreign exchange pressure, which makes us optimistic about the outlook for the business.

Beyond our operations, we keep working hard to position ourselves to continue taking advantage of our balance sheet flexibility as we pursue the many strategic opportunities ahead.”

FEMSA Consolidated

Total revenues increased 31.7% compared to 1Q15, to Ps. 85.856 billion in 1Q16, driven by solid growth across segments and reflecting the integration of Socofar in FEMSA Comercio’s Health Division. On an organic basis1, total revenues increased 12.0% compared to 1Q15.

Gross profit increased 21.4% compared to 1Q15, to Ps. 31.183 billion in 1Q16. Gross margin decreased 310 basis points compared to the same period in 2015 to 36.3% of total revenues, reflecting the incorporation and growth of lower margin businesses in our Health and Fuel Divisions.

Income from operations increased 16.4% compared to 1Q15, to Ps. 6.818 billion in 1Q16. On an organic basis1 income from operations increased 12.2% in 1Q16 compared to the same period in 2015. Consolidated operating margin decreased 110 basis points compared to 1Q15, to 7.9% of total revenues, driven by the faster growth of FEMSA Comercio’s three divisions, whose lower margins tend to compress FEMSA’s consolidated margins over time.

Net consolidated income increased 0.2% compared to 1Q15 to Ps. 4.356 billion in 1Q16, mainly as a result of growth in FEMSA’s income from operations, which offset lower net income from our participation in Heineken, which had a difficult comparison base, and higher non-operating and financing expenses.

The effective income tax rate was 31.8% in 1Q16 compared to 32.5% in 1Q15.

Net majority income for 1Q16 was Ps. 0.84 per FEMSA Unit2. Net majority income per FEMSA ADS was US$ 0.49 for the first quarter of 2016.

Capital expenditures decreased slightly to Ps. 3.141 billion in 1Q16 compared to Ps. 3.256 in 1Q15.

Our consolidated balance sheet as of March 31, 2016 recorded a cash balance of Ps. 50.407 billion (US$ 2.928 billion), an increase of Ps. 20.992 billion (US$ 1.219 billion) compared to December 31, 2015 and reflecting the proceeds from the recent Euro 1 billion bond placement. Short-term debt was Ps. 5.925 billion (US$ 344.2 million), while long-term debt was Ps. 102.460 billion (US$ 5.952 billion). Our consolidated net debt balance was Ps. 57.978 billion (US$ 3.368 billion).

[1]	Excludes non-comparable results from operations at FEMSA Comercio for the last twelve months.
[2]	FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2016 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

2

FEMSA Comercio - Retail Division

Total revenues increased 15.6% compared to 1Q15, to Ps. 30.451 billion in 1Q16, reflecting the opening of 137 net new stores in the quarter and reaching 1,191 total new store openings for the last twelve months. As of March 31, 2016, FEMSA Comercio’s Retail Division had a total of 14,198 OXXO stores. OXXO’s same-store sales increased by an average of 8.8% for the first quarter of 2016 as compared to 1Q15, driven by an 8.3% increase in average customer ticket and a slight increase in store traffic.

Gross profit increased 16.7% compared to 1Q15, to Ps. 10.489 billion in 1Q16, resulting in a 30 basis point gross margin expansion to 34.4% of total revenues. This expansion mainly reflects a positive mix shift due to the growth of higher margin categories, including services, and a more efficient use of promotion-related marketing resources.

Income from operations increased 27.8% compared to 1Q15, to Ps. 1.574 billion in 1Q16. Operating expenses increased 15.0% compared to 1Q15, to Ps. 8.915 billion, well below revenue growth, reflecting operating leverage as well as contained selling expenses in spite of the growing number of stores. Operating margin expanded 50 basis points compared to 1Q15 to 5.2% of total revenues in 1Q16.

FEMSA Comercio - Health Division

Total revenues amounted to Ps. 9.512 billion in 1Q16. On an organic basis1 total revenues increased 20.6%. As of March 31, FEMSA Comercio’s Health Division had a total of 1,935 points of sale across our territories, reflecting the recent integration of Socofar and the opening of 35 net new stores in the quarter. Same-store sales increased by an average of 10.6% for the first quarter of 2016 as compared to 1Q15.

Gross profit amounted to Ps. 2.647 billion for 1Q16, resulting in a 280 basis point gross margin expansion to 27.8% of total revenues and reflecting higher gross margins at Socofar.

Income from operations amounted to Ps. 249 million for 1Q16. Operating expenses reached Ps. 2.398 billion in 1Q16. Operating margin contracted 170 basis points compared to 1Q15, to 2.6% of total revenues in 1Q16, reflecting a relatively higher operating expense structure at Socofar. On an organic basis,[1]1 income from operations decreased 6.6%, reflecting operating deleverage from our accelerated unit growth, as well as higher expenses as we build infrastructure and prepare for further growth, while strengthening our three drugstore operations in Mexico and integrating them into a single platform.

FEMSA Comercio - Fuel Division

Total revenues amounted to Ps. 6.078 billion in 1Q16, an increase of Ps. 4.419 billion compared to the one month period of March 2015, when total revenues were Ps. 1.659 billion. As of March 31, 2016, OXXO GAS had a total of 319 service stations, adding 12 net new service stations in the quarter and reaching 87 net new service stations for the last twelve months. Same-station sales were flat for the month of March of 2016 compared to March of 2015, as same-station volume increased 2.2% while the average revenue per liter decreased by 2.5%, reflecting the national price decrease instituted at the beginning of the year.

Gross profit amounted to Ps. 465 million in 1Q16. Gross margin decreased 10 basis points to 7.7% of total revenues, reflecting the impact of lower prices on existing inventories at the time of the price decrease.

Income from operations amounted to Ps. 29 million in 1Q16. Operating expenses were Ps. 436 million in 1Q16. Operating margin contracted 130 basis points compared to March 2015 to 0.5% of total revenues in 1Q16, reflecting several factors: i) operating deleverage driven by a decrease in prices and by an accelerated growth rate in new service stations that take some time to ramp up; ii) the ongoing expansion of our management structures to accommodate rapid growth across more territories; and iii) increased regulation costs.

[1]	Excludes non-comparable results from operations at FEMSA Comercio for the last twelve months.

3

Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release and available at www.coca-colafemsa.com.

Recent Developments

•	On March 08, 2016, FEMSA held its Annual Ordinary General Shareholders Meeting, during which the shareholders approved the Company's annual report for 2015, the Company's consolidated financial statements for the year ended December 31, 2015 and the election of the Board of Directors and its Committees for 2016. The shareholders also approved the payment of a cash dividend in the amount of Ps. 8.355 billion, consisting of Ps. 0.5208 per each Series "D" share and Ps. 0.4167 per each Series "B" share, which amounts to Ps. 2.5000 per "BD" Unit (BMV: FEMSAUBD) or Ps. 25.0000 per ADS (NYSE: FMX), and Ps. 2.0833 per "B" Unit (BMV: FEMSAUB). The dividend payment will be split in two equal payments, payable on May 5, 2016 and November 3, 2016. In addition, the shareholders established the amount of Ps. 7.000 billion as the maximum amount that could potentially be used for the Company's share repurchase program during 2016.

•	On March 18, 2016, FEMSA announced the placement of Euro-denominated notes in the international capital markets. FEMSA successfully issued EUR 1.000 billion in 7-year senior unsecured notes at a spread of 155 basis points over the relevant benchmark mid-swap, for a total yield of 1.824%.

CONFERENCE CALL INFORMATION:

Our First Quarter of 2016 Conference Call will be held on: Friday April 29, 2016, 10:00 AM Eastern Time (9:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (888) 427 9419; International: (719) 325 2329; Conference Id 7576348. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available at http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, and a Fuel Division operating the OXXO GAS chain of retail service stations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on March 31, 2016, which was 17.2140 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow.

4

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the first quarter of:
	2016	% of rev.	2015	% of rev.	% Var.	% Org (A)
Total revenues	85,856	100.0	65,199	100.0	31.7	12.0
Cost of sales	54,673	63.7	39,510	60.6	38.4
Gross profit	31,183	36.3	25,689	39.4	21.4
Administrative expenses	3,404	4.0	2,547	3.9	33.6
Selling expenses	20,917	24.3	17,018	26.1	22.9
Other operating expenses (income), net (1)	44	0.1	266	0.4	(83.5)
Income from operations(2)	6,818	7.9	5,858	9.0	16.4	12.2
Other non-operating expenses (income)	335		(25)		N.S.
Interest expense	2,034		1,662		22.4
Interest income	194		240		(19.2)
Foreign exchange loss (gain)	321		190		68.9
Other financial expenses (income), net.	(383)		(86)		N.S.
Financing expenses, net	1,778		1,526		16.5
Income before income tax and participation in associates results	4,705		4,357		8.0
Income tax	1,495		1,418		5.4
Participation in associates results(3)	1,146		1,410		(18.7)
Net consolidated income	4,356		4,349		0.2
Net majority income	2,999		3,135		(4.3)
Net minority income	1,357		1,214		11.8

	2016	% of rev.	2015	% of rev.	% Var.	% Org (A)
Operative Cash Flow & CAPEX
Income from operations	6,818	7.9	5,858	9.0	16.4	12.2
Depreciation	2,670	3.1	2,259	3.5	18.2
Amortization & other non-cash charges	721	0.9	558	0.8	29.2
Operative Cash Flow (EBITDA)	10,209	11.9	8,675	13.3	17.7	13.0
CAPEX	3,141		3,256		(3.6)

Financial Ratios	2016		2015		Var. p.p.
Liquidity(4)	1.41		1.33		0.08
Interest coverage(5)	5.55		6.10		(0.55)
Leverage(6)	0.86		0.69		0.17
Capitalization(7)	31.75%		26.88%		4.87

(A)	% Org. represents the variation in a given measure excluding the effects of mergers and acquisitions. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.
(1)	Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.
(2)	Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.
(3)	Mainly represents the equity method participation in Heineken´s results, net.
(4)	Total current assets / total current liabilities.
(5)	Income from operations + depreciation + amortization & other / interest expense, net.
(6)	Total liabilities / total stockholders' equity.
(7)	Total debt / long-term debt + stockholders' equity.
Total	debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

5

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Mar-16	Dec-15	% Var.
Cash and cash equivalents	50,407	29,415	71.4
Accounts receivable	18,589	19,202	(3.2)
Inventories	24,589	24,680	(0.4)
Other current assets	14,672	13,426	9.3
Total current assets	108,257	86,723	24.8
Investments in shares	117,257	111,731	4.9
Property, plant and equipment, net	81,950	80,296	2.1
Intangible assets (1)	112,767	108,341	4.1
Other assets	24,292	22,241	9.2
TOTAL ASSETS	444,523	409,332	8.6

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	2,296	2,239	2.5
Current maturities of long-term debt	3,629	3,656	(0.7)
Interest payable	1,244	597	108.4
Operating liabilities	69,514	58,854	18.1
Total current liabilities	76,683	65,346	17.3
Long-term debt (2)	102,460	80,856	26.7
Labor liabilities	4,331	4,229	2.4
Other liabilities	22,147	17,045	29.9
Total liabilities	205,621	167,476	22.8
Total stockholders’ equity	238,902	241,856	(1.2)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	444,523	409,332	8.6

	March 31, 2016
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	30.8%	5.8%
U.S. Dollars	19.8%	4.7%
Euros	17.9%	1.7%
Colombian pesos	1.9%	8.5%
Argentine pesos	0.4%	33.1%
Brazilian reais	25.1%	13.4%
Chilean pesos	4.1%	6.3%
Total debt	100%	6.9%

Fixed rate(2)	78.0%
Variable rate(2)	22.0%

% of Total Debt	2016	2017	2018	2019	2020	2021 +
DEBT MATURITY PROFILE	4.4%	4.2%	16.8%	0.9%	9.4%	64.3%

(1) Includes mainly the intangible assets generated by acquisitions.
(2) Includes the effect of derivative financial instruments on long-term debt.

6

FEMSA Comercio- Retail Division (1)

Results of Operations

Millions of Pesos

	For the first quarter of:
	2016	% of rev.	2015	% of rev.	% Var.
Total revenues	30,451	100.0	26,346	100.0	15.6
Cost of sales	19,962	65.6	17,361	65.9	15.0
Gross profit	10,489	34.4	8,985	34.1	16.7
Administrative expenses	661	2.2	563	2.1	17.4
Selling expenses	8,196	26.8	7,134	27.1	14.9
Other operating expenses (income), net	58	0.2	56	0.2	3.6
Income from operations	1,574	5.2	1,232	4.7	27.8
Depreciation	838	2.8	735	2.8	14.0
Amortization & other non-cash charges	100	0.2	89	0.3	12.4
Operative cash flow	2,512	8.2	2,056	7.8	22.2
CAPEX	1,240		966		28.4

Information of OXXO Stores
Total stores	14,198		13,007
Net new convenience stores:
vs. March prior year	1,191		1,151		3.5
vs. December prior year	137		154		(11.0)

Same-store data: (2)
Sales (thousands of pesos)	682.7		627.7		8.8
Traffic (thousands of transactions)	22.0		21.9		0.4
Ticket (pesos)	31.1		28.7		8.3

(1)	As of the 4Q15 FEMSA Comercio- Fuel Division began to report as a separate segment and as of 1Q16 FEMSA Comercio- Health Division began to report as a separate segment.
(2)	Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included

7

FEMSA Comercio- Health Division (1)

Results of Operations

Millions of Pesos

	For the first quarter of:
	2016	% of rev.	2015	% of rev.	% Var.	% Org.(A)
Total revenues	9,512	100.0	988	100.0	N.S.	20.6
Cost of sales	6,865	72.2	741	75.0	N.S.
Gross profit	2,647	27.8	247	25.0	N.S.
Administrative expenses	338	3.6	23	2.3	N.S.
Selling expenses	2,045	21.4	183	18.5	N.S.
Other operating expenses (income), net	15	0.2	(1)	(0.1)	N.S.
Income from operations	249	2.6	42	4.3	N.S.	(6.6)
Depreciation	123	1.3	10	1.0	N.S.
Amortization & other non-cash charges	50	0.5	2	0.2	N.S.
Operative cash flow	422	4.4	54	5.5	N.S.	6.2
CAPEX	156		26		N.S.

Information of pharmacies
Total stores	1,935		622
Net new stores:
vs. March prior year(2)	1,313		87		N.S.
vs. December prior year	35		17		105.9

Same-store data: (3)
Sales (thousands of pesos)	656.5		593.8		10.6

(1)	As of the 1Q16 FEMSA Comercio- Health Division began to report as a separate segment.
(2)	Socofar and Farmacon aquisitions are included.
(3)	Monthly average information per store, considering same stores with more than twelve months of operations in Mexico for FEMSA Comercio - Health Division.
(A)	% Org. represents the variation in a given measure excluding the effects of mergers and acquisitions. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

8

FEMSA Comercio- Fuel Division (1)

Results of Operations

Millions of Pesos

	For the first quarter of:
	2016	% of rev.	2015	% of rev.	% Var.
Total revenues	6,078	100.0	1,659	100.0	N.S.
Cost of sales	5,613	92.3	1,530	92.2	N.S.
Gross profit	465	7.7	129	7.8	N.S.
Administrative expenses	32	0.5	7	0.4	N.S.
Selling expenses	404	6.7	92	5.6	N.S.
Other operating expenses (income), net	-	-	-	-	-
Income from operations	29	0.5	30	1.8	(3.3)
Depreciation	19	0.3	5	0.3	N.S.
Amortization & other non-cash charges	4	0.1	4	0.3	-
Operative cash flow	52	0.9	39	2.4	33.3
CAPEX	35		40		(12.5)

Information of OXXO Gas service stations
Total service stations	319		232
Net new service stations
vs. March prior year	87
vs. December prior year	12

Volume (million of liters) total stations (2)	521		138		N.S.

Same-stations data: (3)
Sales (thousands of pesos)	7,147		7,150		(0.0)
Volume (million of liters)	141		138		2.2
Average price per liter	11.7		12.0		(2.5)

(1)	As of the 4Q15, FEMSA Comercio- Fuel Division began to report as a separate segment.
(2)	Volume for 2015 corresponds to the one-month period of March 2015.
(3)	Monthly average information per station, considering same stations with more than twelve months of operations.

9

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the first quarter of:
	2016	% of rev.	2015	% of rev.	% Var.
Total revenues	37,097	100.0	34,374	100.0	7.9
Cost of sales	20,181	54.4	18,616	54.2	8.4
Gross profit	16,915	45.6	15,758	45.8	7.3
Administrative expenses	1,755	4.7	1,451	4.2	20.9
Selling expenses	10,279	27.7	9,593	27.9	7.1
Other operating expenses (income), net	(26)	(0.1)	210	0.6	(112.4)
Income from operations	4,908	13.2	4,504	13.1	9.0
Depreciation	1,615	4.4	1,441	4.2	12.1
Amortization & other non-cash charges	508	1.4	413	1.2	23.0
Operative cash flow	7,031	19.0	6,358	18.5	10.6
CAPEX	1,517		2,004		(24.3)

Sales volumes
(Millions of unit cases)
Mexico and Central America	459.9	56.3	439.8	54.2	4.6
South America	189.6	23.2	195.6	24.1	(3.1)
Brazil	166.9	20.4	175.7	21.7	(5.0)
Total	816.4	100.0	811.1	100.0	0.6

10

FEMSA

Macroeconomic Information

			End-of-period Exchange Rates
	Inflation		Mar-16		Dec-15

	1Q 2016	LTM(1) Mar-16	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	1.26%	3.12%	17.40	1.0000	17.21	1.0000
Colombia	3.90%	7.73%	3,022.35	0.0058	3,149.47	0.0055
Venezuela	41.14%	207.59%	354.08 (2)	0.0491	198.70	0.0866
Brazil	3.10%	10.01%	3.56	4.8896	3.90	4.4065
Argentina	10.88%	24.62%	14.70	1.1838	13.04	1.3195
Chile	1.03%	4.63%	675.10	0.0258	707.34	4.4526
Euro Zone	-1.21%	-0.71%	0.89	19.5332	0.91	18.9403

(1)	LTM = Last twelve months.
(2)	Exchange rate as of April 21, 2016.

11

2016 FIRST QUARTER RESULTS

Mexico City, April 27, 2016, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the first quarter of 2016.

Quarterly highlights

•	Comparable revenues grew 9.1% for the first quarter of 2016.
•	Comparable operating income grew 10.1% for the first quarter of 2016, with a margin expansion of 10 basis points.

•	Comparable operating cash flow grew 8.4% for the first quarter of 2016, reaching a margin of 18.8%.

•	Comparable earnings per share grew 10.9%, reaching Ps. 1.13 in the first quarter of 2016.

	First Quarter
	as Reported		Comparable (1)
	2016	Δ%	2016	Δ%

Total revenues	37,097	7.9%	34,615	9.1%
Gross profit	16,915	7.3%	15,855	8.6%
Operating income	4,908	9.0%	4,642	10.1%
Operating cash flow (2)	7,031	10.6%	6,516	8.4%
Net income attributable to equity holders of the company	2,398	9.3%	2,344	10.9%
Earnings per share (3)	1.16		1.13

Expressed in millions of Mexican pesos.

(1)	Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.
(2)	Operating cash flow = operating income + depreciation + amortization & other operative non-cash charges.
(3)	Quarterly & FY earnings / outstanding shares as of the end of period. Outstanding shares as of 1Q'16 were 2,072.9 million.

Message from the Chief Executive Officer

“Leveraging our pricing flexibility, together with our operating and financial discipline, we delivered a solid set of results across our markets to kick off the year. Our transactions continued to outperform volumes in key markets such as Mexico, Brazil, Colombia, and Argentina, and we protected our margins across most of our operations. Despite a tough economic and volatile currency environment, our comparable revenues and operating income increased by 9% and 10%, respectively, resulting in earnings per share growth of 11%.

Among our highlights for the quarter, we generated double-digit top-line growth in Mexico and Colombia, driven by our solid volumes, transactions, and prices above inflation; we extended our track record of market share gains in Brazil, while continuing to deliver strong defensive margins; and we expanded Argentina’s EBITDA margins by 280 basis points. Furthermore, our Philippines operation delivered accelerated volume and transaction growth and, most importantly, improved profitability.

Looking forward, we have the right people, capabilities, and strategies to continue delivering value throughout our operations,” said John Santa Maria, Chief Executive Officer of the Company.

12

Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on April 21, 2016 of 354.0757 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 9.1% to Ps. 34,615 million driven by average price per unit case growth across most of our operations and volume growth in Mexico, Colombia and Central America.

Transactions: The comparable number of transactions outpaced volume growing 4.0% to 4,609.3 million. Transactions of our sparkling beverage portfolio grew 3.6% driven by the positive performance of Mexico, which increased 6.0%, Colombia, which grew 8.6%, and Central America which grew 4.8%. Transactions of water, including bulk water, grew 2.0% driven by the performance of Colombia and Argentina. Our still beverage category increased transactions by 8.9%, mainly driven by Mexico, Colombia, Argentina and Central America.

Volume: Comparable sales volume grew 2.2% to 765.6 million unit cases in the first quarter of 2016 as compared to the same period in 2015. Our sparkling beverage portfolio grew 1.7% mainly driven by Mexico and Colombia, which offset a contraction in Brazil and Argentina. Volume of our bottled water portfolio increased 3.4% driven by Brisa in Colombia, and Aquarius and Bonaqua in Argentina. Our still beverage category increased 10.5% driven by Vallefrut, del Valle juice and Santa Clara in Mexico; Fresh and Fuze in Colombia and Hi-C in Argentina. Volume of our bulk water portfolio decreased 0.4% mainly due to a decline of Brisa in Colombia and Ciel in Mexico.

Gross profit: Comparable gross profit grew 8.6% to Ps. 15,855 million with a gross margin contraction of 20 basis points in the period. In local currency, the benefit of lower PET prices, in combination with our currency hedging strategy, was offset by higher price of sugar and the depreciation of the average exchange rate of the Argentine Peso, the Brazilian Real, the Colombian Peso and the Mexican Peso as applied to our U.S. dollar-denominated raw material costs.

Other operative expenses: On a comparable basis, during the first quarter of 2016 the other operative expenses net line recorded an expense of Ps. 26 million, which compares to an expense of Ps. 174 million during the first quarter of 2015.

Equity method: The comparable reported share of the profits of associates and joint ventures line recorded a gain of Ps. 59 million in the first quarter of 2016, which compares to a gain of Ps. 2 million recorded in the first quarter of 2015, mainly due to a positive contribution of our stake in Coca-Cola FEMSA Philippines, Inc., which compensated for a loss in the equity method from our participation in our non-carbonated beverage joint-venture in Brazil.

Operating Income: Comparable operating income grew 10.1% to Ps. 4,642 million with a 10 basis points margin expansion, reaching 13.4% in the first quarter of 2016.

Operating cash flow: Comparable operating cash flow grew 8.4% to Ps. 6,516 million with a margin contraction of 20 basis points as compared to the same period of 2015.

Comprehensive financing results: Our comparable comprehensive financing result in the first quarter of 2016 recorded an expense of Ps. 1,345 million, as compared to an expense of Ps. 1,247 million in the same period of 2015.

Income tax: During the first quarter of 2016, comparable income tax as a percentage of income before taxes was 25.6% as compared to 29.8% in the same period of 2015. The lower tax rate in 2016 resulted from the recording of (i) certain tax efficiencies across our operations, (ii) a lower effective tax rate in Colombia and (iii) ongoing efforts to reduce non-deductible items across our operations.

Net income: Comparable net controlling interest income grew 10.9% to Ps. 2,344 million in the first quarter of 2016, resulting in earnings per share (EPS) of Ps. 1.13 (Ps. 11.31 per ADS).

(Continued in the next page)

13

As reported figures

Volume: Total sales volume grew 0.6% to 816.4 million unit cases in the first quarter of 2016 as compared to the same period in 2015.

Revenues: Total revenues increased 7.9% to Ps. 37,097 million in the first quarter of 2016, despite the depreciation of the Brazilian real, the Colombian peso and the Argentine peso as compared to the Mexican peso.

Gross profit: Gross profit grew 7.3% to Ps. 16,915 million and gross margin declined 20 basis points to 45.6%.

Operating Income: Operating income grew 9.0% to Ps. 4,908 million and operating margin expanded 10 basis points to 13.2%.

Operating cash flow: Operating cash flow grew 10.6% to Ps. 7,031 million and operating cash flow margin expanded 50 basis points to reach 19.0%.

Net income: Reported consolidated net controlling interest income grew 9.3% to Ps. 2,398 million in the first quarter of 2016, resulting in reported earnings per share (EPS) of Ps. 1.16 (Ps. 11.57 per ADS).

14

Balance Sheet (1)

As of March 31, 2016, we had a cash balance of Ps. 18,223 million, including US$ 544 million denominated in U.S. dollars, an increase of Ps. 2,234 million compared to December 31, 2015. This difference was mainly driven by cash flow generation across our territories and the effect of the depreciation of the Mexican peso as applied to our U.S. dollar denominated cash position.

As of March 31, 2016, total short-term debt was Ps. 3,939 million and long-term debt was Ps. 63,953 million. Total debt increased by Ps. 1,162 million, compared to year end 2015 mainly due to the negative translation effect resulting from the depreciation of the end of period exchange rate of the Mexican peso as applied to our U.S. dollar denominated debt position. Net debt decreased Ps. 1,072 million compared to year end 2015.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian reals at a floating rate, was 8.5%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2016.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican pesos	26.9%	21.0%
U.S. dollars	31.0%	0.0%
Colombian pesos	2.0%	100.0%
Brazilian reals	39.4%	94.5%
Argentine pesos	0.7%	15.4%

Debt Maturity Profile

Maturity Date	2016	2017	2018	2019	2020	2021+
% of Total Debt	4.8%	2.3%	26.0%	0.4%	13.1%	53.4%

(1)	See page 15 for detailed information.
(2)	After giving effect to cross currency swaps.
(3)	Calculated by weighting each year’s outstanding debt balance mix.

Selected financial ratios

	LTM 2016	FY 2015	Δ %
Net debt including effect of hedges (1)(3)	49,884	48,828	2.2%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.57	1.56
Operating cash flow/ Interest expense, net (1)	5.17	5.46
Capitalization (2)	40.0%	40.6%

(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross currency swaps.

15

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Comparable figures:

Revenues: Comparable total revenues from our Mexico and Central America division increased 9.8% to Ps. 19,240 million in the first quarter of 2016, as compared to the same period in 2015, mainly driven by accelerated volume growth and an average price per unit case increase of 6.1% in Mexico. Our division’s comparable average price per unit case, which is presented net of taxes, grew 5.0%, reaching Ps. 41.82.

Transactions: Total transactions in the Mexico and Central America division grew 5.6%, ahead of volume performance, totaling 2,623.3 million in the first quarter of 2016. Transactions of our sparkling beverage portfolio grew 5.8%, driven by a 4.1% increase in transactions of brand Coca-Cola and a 15.7% increase in flavored sparkling beverages in Mexico, and a 4.8% increase of our sparkling beverages in Central America. Our still beverage category increased transactions by 10.3%, mainly driven by Mexico, which generated close to 23 million incremental transactions. Transactions of water, including bulk water, decreased 2.4% driven by a decline in Mexico.

Volume: Total sales volume increased 4.6% to 459.9 million unit cases in the first quarter of 2016, as compared to the same period of 2015. Volume in Mexico increased 4.6% and volume in Central America increased 6.2%. Mexico’s positive volume performance was driven by growth in every region, highlighting 14% growth in the Northeast and 6% growth in the Bajio region. Our sparkling beverage category increased 5.4%, mainly driven by growth of brand Coca-Cola, Mundet and the recently launched Limon&Nada and Naranja&Nada in Mexico. Our still beverage category grew 13.2% mainly driven by the performance of Vallefrut, the del Valle portfolio and Santa Clara in Mexico. Our personal water portfolio including bulk water decreased 0.5%.

Gross profit: Comparable gross profit grew 9.0% to Ps. 9,568 million in the first quarter of 2016 as compared to the same period in 2015, with a margin decrease of 40 basis points to reach 49.7%. Lower PET prices in the division, in combination with our currency hedging strategy, were offset by higher prices of sugar and the depreciation of the average exchange rate of the Mexican peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division grew 14.3% to Ps. 2,815 million in the first quarter of 2016, with a margin expansion of 50 basis points to reach 14.6%. Our operating expenses in the division as a percentage of sales grew 40 basis points.

Operating cash flow: Comparable operating cash flow grew 8.4% to Ps. 3,990 million in the first quarter of 2016 as compared to the same period in 2015. Our comparable operating cash flow margin was 20.7%, with a margin decrease of 30 basis points.

As reported figures

Revenues: Reported total revenues increased 12.9% in the first quarter of 2016, driven by a combination of healthy volume growth and strong pricing, coupled with a positive translation effect that resulted from the appreciation of the currencies in our Central American operations as compared to the Mexican peso.

Gross profit: Reported gross profit increased 11.8% in the first quarter of 2016 and gross profit margin reached 49.7%.

Operating income: Our reported operating income increased 17.8% in the first quarter of 2016, and operating income margin reached 14.6%, expanding 60 basis points during the period.

Operating cash flow: Reported operating cash flow increased 11.6% in the first quarter of 2016, resulting in a margin of 20.7%.

16

South America Division

(Colombia, Venezuela, Brazil and Argentina)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on April 21, 2016 of 354.0757 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 8.3% reaching Ps. 15,376 million, driven by average price per unit case growth across our territories and volume growth in Colombia. Revenues of beer in Brazil accounted for Ps. 1,549 million in the first quarter of 2016.

Transactions: Comparable transactions in the division grew 1.9% totaling 1,986.1 million in the first quarter of 2016. Transactions of our sparkling beverage portfolio grew 0.6%, mainly driven by the positive performance of Colombia, which compensated for a decline in Brazil and Argentina. Our still beverage category increased transactions by 7.2%, driven by Colombia and Argentina. Transactions of water, including bulk water, increased 5.9% driven by growth in Colombia and Argentina.

Volume: Comparable total sales volume in our South America division decreased 1.4% to 305.7 million unit cases in the first quarter of 2016 as compared to the same period of 2015. Our water category, including bulk water, grew 5.9% driven by Brisa in Colombia, and Aquarius and Bonaqua in Argentina. The still beverage category grew 7.3% favored by the performance of del Valle Fresh and Fuze Tea in Colombia, and Hi-C and Fuze in Argentina. Our sparkling beverage category decreased 2.9%, driven by a 4.9% decline in Brazil and a 10.1% contraction in Argentina, which was partially offset by a 9.8% volume growth in Colombia.

Gross profit: Comparable gross profit increased 7.9% with a margin decrease of 20 basis points, as a result of higher prices of sugar and the depreciation of the average exchange rate of our division’s currencies as applied to our U.S. dollar-denominated raw material costs, which offset lower PET prices, in combination with our currency hedging strategy.

Operating income: Comparable operating income grew 4.3% to Ps. 1,827 million, with a margin decrease of 40 basis points as compared to the same period of the previous year.

Operating cash flow: Comparable operating cash flow grew 11.4% to Ps. 2,527 million, reaching an operating cash flow margin of 16.4% and recording a margin expansion of 40 basis points as compared to the same period of 2015.

As reported figures

Revenues: Reported total revenues grew 3.0% to Ps. 17,857 million in the first quarter of 2016. Reported total volume decreased 4.0% driven by volume declines in Brazil, Venezuela and Argentina, which were partially offset by growth in Colombia.

Gross profit: Reported gross profit grew 2.0% to Ps. 7,347 million in the first quarter of 2016 and gross profit margin contracted 30 basis points to 41.1%.

Operating income: Our reported operating income declined 1.1% to Ps. 2,093 million in the first quarter of 2016, and operating income margin reached 11.7%, a contraction of 50 basis points.

Operating cash flow: Reported operating cash flow grew 9.2% to reach Ps. 3,041 million in the first quarter of 2016, resulting in a margin of 17.0%, an expansion of 90 basis points.

17

Philippines Operation

For the first quarter of 2016, volume grew 16.5% favored by the performance of brand Coca-Cola and our “core” flavored sparkling beverage portfolio, in both single- and multi-serve presentations, which accounted for 90% of the incremental volume in the period. Our recently launched 8oz returnable glass presentation, “Timeout”, continues driving positive performance, generating 85 million incremental transactions during the quarter. Transactions grew 14.1% during the period. For the beginning of the year our Philippines operation delivered encouraging top-and bottom-line performance, contributing positively to the company’s consolidated results.

Recent developments

•	On March 7, 2016, Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2015, the annual report presented by the Board of Directors, the declaration of dividends corresponding to fiscal year 2015 and the composition of the Board of Directors and the Finance and Planning, Audit, and Corporate Practices Committees for 2016. Shareholders approved the payment of a cash dividend in the amount of Ps. 6,944 million, or the equivalent of Ps. 3.35 per share, to be paid in two installments as of May 3, 2016 and November 1, 2016.
•	Due to the ongoing volatility of the “Divisa Complementaria” (DICOM) exchange rate (formerly known as SIMADI), we have decided to use the DICOM exchange rate published on April 21, 2016 to translate our Venezuelan operating results into our reporting currency, the Mexican peso. As of such date, the exchange rate of DICOM was 354.0757 bolivars per US dollar. Consequently, Venezuela’s contribution to our consolidated results has adjusted, and Venezuela now represents 6% of volume, 7% of revenues, 5% of operating income and 2% of net income.

Conference call information

Our first quarter 2016 conference call will be held on April 27, 2016, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-397-5352 or International: 719-325-2435. Participant code: 9731467. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and in our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

18

Adittional information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance we are including the term “Comparable”. This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. Currently, the only operation that qualifies as a hyperinflationary economy is Venezuela. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

Earnings per share were computed based on 2,072.9 million outstanding shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., are included in the results of the Mexico and Central America division. Starting on February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 63 bottling facilities and serves more than 358 million consumers through 2,800,000 retailers with more than 100,000 employees worldwide.

For additional information or inquiries contact the Investor Relations team:

•	Roland Karig | roland.karig@kof.com.mx | (5255) 1519-5186
•	José Manuel Fernández | josemanuel.fernandez@kof.com.mx | (5255) 1519-5148
•	Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

Financial tables

(9 pages of tables to follow)

19

Quarter - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	1Q 16	% Rev	1Q 15	% Rev	Δ % Reported
Transactions (million transactions)	4,874.8		4,781.4		2.0%
Volume (million unit cases) (2)	816.4		811.1		0.6%
Average price per unit case (2)	43.4		39.9		8.8%
Net revenues	36,969		34,250		7.9%
Other operating revenues	127		124		2.7%
Total revenues (3)	37,097	100.0%	34,374	100.0%	7.9%
Cost of goods sold	20,181	54.4%	18,616	54.2%	8.4%
Gross profit	16,915	45.6%	15,758	45.8%	7.3%
Operating expenses	12,034	32.4%	11,044	32.1%	9.0%
Other operative expenses, net	33	0.1%	222	0.6%	-85.2%
Operative equity method (gain) loss in associates(4)(5)	(59)	-0.2%	(12)	-0.0%	392.9%
Operating income (6)	4,908	13.2%	4,504	13.1%	9.0%
Other non operative expenses, net	314	0.8%	(88)	-0.3%	-457.6%
Non Operative equity method (gain) loss in associates(7)	(38)	-0.1%	(35)	-0.1%	6.9%
Interest expense	1,578		1,335		18.2%
Interest income	118		82		43.5%
Interest expense, net	1,461		1,253		16.6%
Foreign exchange loss (gain)	160		182		-11.8%
Loss (gain) on monetary position in inflationary subsidiries	(68)		8		-956.1%
Market value (gain) loss on financial instruments	(283)		(62)		355.9%
Comprehensive financing result	1,270		1,381		-8.0%
Income before taxes	3,361		3,246		3.6%
Income taxes	876		986		-11.2%
Consolidated net income	2,486		2,260		10.0%
Net income attributable to equity holders of the company	2,398	6.5%	2,194	6.4%	9.3%
Non-controlling interest	88		66		33.2%
Operating income (6)	4,908	13.2%	4,504	13.1%	9.0%
Depreciation	1,615		1,441		12.1%
Amortization and other operative non-cash charges	508		413		23.0%
Operating cash flow (6)(8)	7,031	19.0%	6,358	18.5%	10.6%

CAPEX	1,517		2,004

(1)	Except transactions, volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results.
(3)	Includes total revenues of Ps. 16,076 million from our Mexican operation, Ps. 9,071 million from our Brazilian operation, Ps. 3,484 million from our Colombian operation, and Ps. 2,820 million from our Argentinian operation for the first quarter of 2016; and Ps. 14,511 million from our Mexican operation, Ps. 10,330 million from our Brazilian operation, Ps. 3,082 from our Colombian operation, and Ps. 3,156 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,549 million for the first quarter of 2016 and Ps. 1,890 million for the same period of the previous year.
(4)	Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5)	As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.
(6)	The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8)	Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

20

Quarter - Comparable Income Statement (9)
Expressed in millions of Mexican pesos(1)
	1Q 16	% Rev	1Q 15	% Rev	Δ % Comparable(9)
Transactions (million transactions)	4,609.3		4,433.4		4.0%
Volume (million unit cases) (2)	765.3		749.5		2.1%
Average price per unit case (2)	43		40		8.5%
Net revenues	34,488		31,609		9.1%
Other operating revenues	127		105		21.3%
Total revenues (3)	34,615	100.0%	31,714	100.0%	9.1%
Cost of goods sold	18,760	54.2%	17,112	54.0%	9.6%
Gross profit	15,855	45.8%	14,602	46.0%	8.6%
Operating expenses	11,246	32.5%	10,214	32.2%	10.1%
Other operative expenses, net	26	0.1%	174	0.5%	-85.1%
Operative equity method (gain) loss in associates(4)(5)	(59)	-0.2%	(2)	-0.0%	2857.2%
Operating income (6)	4,642	13.4%	4,216	13.3%	10.1%
Other non operative expenses, net	66	0.2%	(99)	-0.3%	-166.5%
Non Operative equity method (gain) loss in associates(7)	(38)	-0.1%	(35)	-0.1%	6.9%
Interest expense	1,563		1,213		28.8%
Interest income	96		70		36.6%
Interest expense, net	1,467		1,143		28.4%
Foreign exchange loss (gain)	160		160		0.3%
Loss (gain) on monetary position in inflationary subsidiries	(0)		-
Market value (gain) loss on financial instruments	(283)		(56)		404.7%
Comprehensive financing result	1,345		1,247		7.9%
Income before taxes	3,269		3,103		5.3%
Income taxes	837		924		-9.5%
Consolidated net income	2,432		2,179		11.6%
Net income attributable to equity holders of the company	2,344	6.8%	2,114	6.7%	10.9%
Non-controlling interest	88		65		35.3%
Operating income (6)	4,642	13.4%	4,216	13.3%	10.1%
Depreciation	1,552		1,389		11.7%
Amortization and other operative non-cash charges	322		407		-20.9%
Operating cash flow (6)(8)	6,516	18.8%	6,012	19.0%	8.4%

(1)	Except transactions, volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results.
(3)	Includes total revenues of Ps. 16,076 million from our Mexican operation, Ps. 9,071 million from our Brazilian operation, Ps. 3,484 million from our Colombian operation, and Ps. 2,820 million from our Argentinian operation for the first quarter of 2016. Total Revenues includes Beer revenues in Brazil of Ps. 1,549 million for the first quarter of 2016.
(4)	Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5)	As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.
(6)	The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8)	Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.
(9)	Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

21

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	1Q 16	% Rev	1Q 15	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	2,623.3		2,483.7		5.6%	5.6%
Volume (million unit cases)	459.9		439.8		4.6%	4.6%
Average price per unit case	42		39		8.0%	5.0%
Net revenues	19,231		17,027		12.9%	9.8%
Other operating revenues	9		9		-3.9%	-3.9%
Total revenues (2)	19,240	100.0%	17,036	100.0%	12.9%	9.8%
Cost of goods sold	9,672	50.3%	8,481	49.8%	14.0%	10.6%
Gross profit	9,568	49.7%	8,555	50.2%	11.8%	9.0%
Operating expenses	6,796	35.3%	5,980	35.1%	13.6%	11.0%
Other operative expenses, net	34	0.2%	140	0.8%	-75.9%	-76.1%
Operative equity method (gain) loss in associates (3)(4)	(77)	-0.4%	46	0.3%	-267.5%	-267.5%
Operating income (5)	2,815	14.6%	2,389	14.0%	17.8%	14.3%
Depreciation, amortization & other operative non-cash charges	1,174	6.1%	1,185	7.0%	-0.9%	-3.4%
Operating cash flow (5)(6)	3,990	20.7%	3,574	21.0%	11.6%	8.4%

(1)	Except transactions, volume and average price per unit case figures.
(2)	Includes total revenues of Ps. 16,076 million from our Mexican operation for the first quarter of 2016; and Ps. 14,511 million for the same period of the previous year.
(3)	Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc. and Estrella Azul, among others.
(4)	As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.
(5)	The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6)	Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.
(7)	Comparable: Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods.

22

Comparable South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	1Q 16	% Rev	1Q 15	% Rev	Δ % Comparable(7)
Transactions (million transactions)	1,986.1		1,949.8		1.9%
Volume (million unit cases) (2)	305.4		309.7		-1.4%
Average price per unit case (2)	44.88		39.41		13.9%
Net revenues	15,257		14,097		8.2%
Other operating revenues	119		96		23.7%
Total revenues (3)	15,376	100.0%	14,193	100.0%	8.3%
Cost of goods sold	9,088	59.1%	8,364	58.9%	8.7%
Gross profit	6,287	40.9%	5,829	41.1%	7.9%
Operating expenses	4,450	28.9%	4,091	28.8%	8.8%
Other operative expenses, net	(8)	-0.0%	34	0.2%	-122.6%
Operative equity method (gain) loss in associates (3)(4)	18	0.1%	(48)	-0.3%	-137.3%
Operating income (5)	1,827	11.9%	1,752	12.3%	4.3%
Depreciation, amortization & other operative non-cash charges	700	4.6%	516	3.6%	35.7%
Operating cash flow (5)(6)	2,527	16.4%	2,268	16.0%	11.4%

(1)	Except transactions, volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results.
(3)	Includes total revenues of Ps. 9,071 million from our Brazilian operation, Ps. 3,484 million from our Colombian operation, and Ps. 2,820 million from our Argentinian operation for the first quarter of 2016. Total Revenues includes Beer revenues in Brazil of Ps. 1,549 million for the first quarter of 2016.
(4)	Includes equity method in Leao Alimentos, among others.
(5)	The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6)	Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.
(7)	Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods.

23

Venezuela Operation
Expressed in millions of Mexican pesos(1)
Quarterly information
	1Q 16	% Rev	1Q 15	% Rev	Δ % Reported	Δ % Comparable(3)
Transactions (million transactions)	265.5		348.0		-23.7%	-23.7%
Volume (million unit cases)	50.7		61.6		-17.7%	-17.7%
Average price per unit case	48.92		12.49		291.6%	525.6%
Net revenues	2,481		770		222.3%	414.8%
Other operating revenues	0		0		0.0%	0.0%
Total revenues	2,481	100.0%	770	100.0%	222.3%	414.8%
Cost of goods sold	1,421	57.3%	389	50.5%	265.3%	484.8%
Gross profit	1,060	42.7%	381	49.5%	178.3%	343.6%
Operating expenses	787	31.7%	269	34.9%	192.7%	365.9%
Other operative expenses, net	7	0.3%	42	5.5%	-83.6%	-73.6%
Operating income	266	10.7%	70	9.1%	280.2%	504.8%
Depreciation, amortization & other operative non-cash charges	248	10.0%	79	10.3%	214.3%	396.6%
Operating cash flow (2)	514	20.7%	149	19.4%	245.3%	447.3%

(1)	Except transactions, volume and average price per unit case figures.

(2)	Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(3)	Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures and (ii) translation effects resulting from exchange rate movements.

24

South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	1Q 16	% Rev	1Q 15	% Rev	Δ % Reported
Transactions (million transactions)	2,251.5		2,297.7		-2.0%
Volume (million unit cases) (2)	356.5		371.3		-4.0%
Average price per unit case (2)	45.42		41.29		10.0%
Net revenues	17,738		17,225		3.0%
Other operating revenues	119		113		5.1%
Total revenues (3)	17,857	100.0%	17,338	100.0%	3.0%
Cost of goods sold	10,510	58.9%	10,136	58.5%	3.7%
Gross profit	7,347	41.1%	7,202	41.5%	2.0%
Operating expenses	5,238	29.3%	5,063	29.2%	3.4%
Other operative expenses, net	(1)	-0.0%	82	0.5%	-101.0%
Operative equity method (gain) loss in associates (4)	18	0.1%	(58)	-0.3%	-130.9%
Operating income (5)	2,093	11.7%	2,115	12.2%	-1.1%
Depreciation, amortization & other operative non-cash charges	948	5.3%	669	3.9%	41.8%
Operating cash flow (5)(6)	3,041	17.0%	2,784	16.1%	9.2%

(1)	Except transactions, volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results.
(3)	Includes total revenues of Ps. 9,071 million from our Brazilian operation, Ps. 3,484 million from our Colombian operation, and Ps. 2,820 million from our Argentinian operation for the first quarter of 2016; and Ps. 10,330 million from our Brazilian operation, Ps. 3,082 from our Colombian operation, and Ps. 3,156 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,549 million for the first quarter of 2016 and Ps. 1,890 million for the same period of the previous year.
(4)	Includes equity method in Leao Alimentos, among others.
(5)	The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6)	Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

25

Consolidated Balance Sheet

Expressed in millions of Mexican pesos.

		Mar-16		Dec-15
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	18,223	Ps.	15,989
Total accounts receivable		8,427		9,647
Inventories		8,101		8,066
Other current assets		9,439		8,530
Total current assets		44,190		42,232
Property, plant and equipment
Property, plant and equipment		82,800		81,569
Accumulated depreciation		(31,977)		(31,037)
Total property, plant and equipment, net		50,824		50,532
Investment in shares		19,478		17,873
Intangibles assets and other assets		93,535		90,754
Other non-current assets		9,364		8,858
Total Assets	Ps	217,391	Ps.	210,249

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	3,939	Ps.	3,470
Suppliers		13,854		15,470
Other current liabilities		18,945		11,540
Total current liabilities		36,738		30,480
Long-term bank loans and notes payable		63,953		63,260
Other long-term liabilities		10,783		7,774
Total liabilities		111,474		101,514
Equity
Non-controlling interest		4,294		3,986
Total controlling interest		101,624		104,749
Total equity		105,918		108,735
Total Liabilities and Equity	Ps.	217,391	Ps.	210,249

26

Volume & Transactions
For the three months ended March 31, 2016 and 2015

Volume
Expressed in million unit cases
	1Q 2016					1Q 2015
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	303.9	22.7	66.7	23.5	416.8	288.1	27.7	62.9	20.4	399.1
Central America	34.5	3.8	0.2	4.6	43.1	34.0	2.1	0.1	4.4	40.6
Mexico & Central America	338.4	26.5	66.9	28.1	459.9	322.1	29.8	63.0	24.8	439.7
Colombia	57.9	8.2	6.3	9.6	81.9	52.7	6.4	7.1	8.2	74.4
Venezuela	43.7	3.4	0.4	3.2	50.7	53.0	3.7	0.5	4.4	61.6
Brazil	145.8	10.7	1.7	8.6	166.9	152.9	12.6	1.3	8.9	175.7
Argentina	44.9	7.3	1.0	3.8	57.0	50.0	5.8	0.5	3.4	59.7
South America	292.2	29.7	9.4	25.2	356.5	308.6	28.5	9.4	24.9	371.4
Total	630.7	56.1	76.3	53.3	816.4	630.7	58.3	72.4	49.7	811.1
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions
	1Q 2016				1Q 2015
	Sparkling	Water	Still	Total	Sparkling	Water	Still	Total
Mexico	1,880.4	169.0	206.0	2,255.4	1,774.6	175.3	183.1	2,133.0
Central America	289.8	16.9	61.1	367.9	276.5	15.1	59.1	350.7
Mexico & Central America	2,170.2	185.9	267.2	2,623.3	2,051.1	190.4	242.2	2,483.7
Colombia	438.6	101.7	90.8	631.1	403.8	81.1	70.0	555.0
Venezuela	203.8	29.9	31.9	265.5	275.5	32.4	40.0	348.0
Brazil	895.9	92.9	95.0	1,083.9	912.5	106.4	103.9	1,122.8
Argentina	211.0	33.9	26.1	271.1	219.9	28.2	23.9	272.0
South America	1,749.3	258.4	243.9	2,251.5	1,811.8	248.1	237.9	2,297.7
Total	3,919.5	444.2	511.1	4,874.8	3,862.8	438.5	480.1	4,781.4

27

Macroeconomic Information
First quarter 2016

Inflation

	LTM	1Q2016	YTD
Mexico	2.60%	0.97%	0.97%
Colombia	7.98%	3.55%	3.55%
Venezuela (2)	207.59%	41.14%	41.14%
Brazil	9.39%	2.62%	2.62%
Argentina (2)	24.62%	10.88%	10.88%

(1)	Source: inflation is published by the Central Bank of each country.

(2)	Inflation based on unofficial publications.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			Acummulated Exchange Rate (local currency per USD)
	1Q 16	1Q 15	Δ %	YTD 16	YTD 15	Δ %
Mexico	18.0256	14.9295	20.7%	18.0256	14.9295	20.7%
Guatemala	7.6759	7.6360	0.5%	7.6759	7.6360	0.5%
Nicaragua	28.1002	26.7608	5.0%	28.1002	26.7608	5.0%
Costa Rica	542.5134	541.9786	0.1%	542.5134	541.9786	0.1%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	3,261.2750	2,471.1825	32.0%	3,261.2750	2,471.1825	32.0%
Venezuela	210.2050	96.6057	117.6%	210.2050	96.6057	117.6%
Brazil	3.9100	2.8634	36.6%	3.9100	2.8634	36.6%
Argentina	14.4835	8.6892	66.7%	14.4835	8.6892	66.7%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Previous Quarter Exchange Rate (local currency per USD)
	Mar 2016	Mar 2015	Δ %	Dec 2015	Dec 2014	Δ %
Mexico	17.4015	15.1542	14.8%	17.2065	14.7180	16.9%
Guatemala	7.7111	7.6449	0.9%	7.6324	7.5968	0.5%
Nicaragua	28.2691	26.9203	5.0%	27.9283	26.5984	5.0%
Costa Rica	542.2300	539.0800	0.6%	544.8700	545.5300	-0.1%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	3,022.3500	2,576.0500	17.3%	3,149.4700	2,392.4600	31.6%
Venezuela	354.0757 (*)	192.9537	83.5%	198.6986	49.9883	297.5%
Brazil	3.5589	3.2080	10.9%	3.9048	2.6562	47.0%
Argentina	14.7000	8.8220	66.6%	13.0400	8.5510	52.5%

(*) Exchange rate as of April 21, 2016

28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ Eduardo Padilla
Eduardo Padilla
Chief Financial Officer
Date: April 28, 2016